April 26, 2010

VIA EDGAR AND
EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:	Blackstone / GSO Senior Floating Rate Term Fund
Registration Statement on Form N-2, File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Senior Floating Rate Term Fund (the “Fund”), we submit for your review Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”).  An electronic version of Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments from the staff of the Commission (the “Staff”) dated April 22, 2010 (the “Comment Letter”), relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General

1.  The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

In response to the Staff’s comment, the Fund confirms that the shares to be used to fulfill over-allotments will be included in the shares to be registered.

2.  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection indicate whether FINRA has reviewed the payments by the adviser of additional compensation, marketing and structuring fees, and sales incentives as discussed under the caption “Underwriting — Other Relationships.”  Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

In response to the Staff’s comment, the Fund confirms the Registration Statement has been filed with FINRA and all amendments to the Registration Statement will be filed with FINRA.  The marketing and structuring fee agreements are currently being negotiated and have not yet been filed with FINRA, although the underwriters have confirmed that they intend to file such agreements with FINRA prior to seeking a no-objections letter.  It is the Fund’s understanding that FINRA routinely takes into consideration the value of the marketing and structuring fees (and similar fees), together with the sales load and any reimbursement of the underwriters’ expenses, when determining compliance with FINRA guidelines on underwriter compensation.

Prospectus Cover

3.  Revise the “Estimated offering expenses” line item consistent with the applicable Form N-2 requirement.

In response to the Staff’s comment, the Fund respectfully submits that the line item “Estimated Offering Expenses” and the related disclosure in footnote (3) is consistent with Item 1.g of Form N-2. The disclosure has been revised to add footnote (3) to the line item “Proceeds, after expenses, to the Fund” to be further responsive to Instruction 6 of Item 1.g of Form N-2.

Prospectus

4.  Disclosure captioned “Prospectus Summary — Investment Objectives” indicates that part of the Fund’s objective is to preserve capital.  Reconcile this policy with certain other aspects of the Fund, such as its stated policy of investing in junk, equity securities, structured products, CDOs, derivatives, its status as a non-diversified fund, as well as investments likely to be used to finance leveraged buyouts.”

In response to the Staff’s comment, page 62 of the Registration Statement has been revised to state the following:

“General Risk Management

The secondary investment objective of the Fund is to seek preservation of capital, consistent with its primary goal of high income. The Adviser expects to achieve this objective through a disciplined approach to its credit investment selection process in which the credit ratings of a Borrower are not considered to be the sole or determinative factor of selection.  Credit selection will focus on Senior Loans which are adequately or over-collateralized and covered by sufficient earnings and cash flow to service such indebtedness on a timely basis. The risks associated with investments in Senior Loans and other below investment grade investments will be mitigated by the Adviser’s careful selection of Borrowers across a broad range of industries and of varying characteristics and return profiles, as well as active management of such investments in light of current economic developments and trends. Additionally, the Adviser has established procedures for the regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of potential credit problems. This monitoring process will include, but not be limited to, the Borrower’s financial resources and operating history, comparison of current operating results with the initial investment thesis and the Adviser’s initial expectations for the performance of the obligor for each investment held by the Fund, the Borrower’s sensitivity to economic conditions, the ability of the Borrower’s management, the Borrower’s debt maturities and borrowing requirements, the Borrower’s interest and asset coverage, and relative value based on anticipated cash flow. The Adviser will develop a “watch list” requiring that any significant concerns which could result in potential for credit loss be elevated to review by the Investment Committee of the Adviser. Finally, the Adviser’s personnel are experienced in corporate reorganizations, work-outs and restructurings with the goal of maximizing recovery in the event of bankruptcy or serious financial failings or default of a Senior Loan or investment held by the Fund.  Moreover, because of the attributes of a Senior Loan and its position in a Borrower’s capital structure, Senior Loans are distinguishable from, and typically have more favorable recovery rates than, other securities of below investment grade credit quality.

Similar to Senior Loans, the Adviser adheres to a disciplined approach with respect to the Fund’s investments in structured products, which will primarily consist of CLOs.  The Adviser’s personnel includes a dedicated structured products team, which focuses on the selection and subsequent monitoring of investments in structured products.  To the extent possible, the Adviser will select structured products which are well structured and collateralized by portfolios of primarily Senior Loans that the Adviser believes to be of sufficient quality, diversity and amount to support the structure and fully collateralize the tranche the Fund is investing in. Once approved for investment, the structured product is monitored by a structured product investment analyst who reviews the expected performance of the underlying investments.”

5.  Disclosure captioned “Prospectus Summary — Investment Policies” states that: “Under normal market conditions, at least 80% of the Fund’s Managed Assets will be invested in interests in Senior Loans.”  Add disclosure indicating whether this policy is fundamental or that the Fund will provide 60 days written notice if the Board changes the policy.  Other disclosure under this caption states that: “The Fund may also invest in swaps, including total return, interest rate and foreign currency swaps.”  Add credit default swaps to this list if the Fund may invest in them.

In response to the Staff’s comment, pages 2, 9, 32 and 48 of the Registration Statement have been revised to state the following:

“Under normal market conditions, at least 80% of the Fund’s Managed Assets will be invested in Senior Loans. This policy is not fundamental and may be changed by the board of trustees of the Fund with at least 60 days’ written notice provided to shareholders.”

In addition, in response to the Staff’s comment, pages 3, 23, 32 and 58 of the Registration Statement have been revised to state the following:

“The Fund may also invest in swaps, including single name credit default swaps, single name loan credit default swaps, total return swaps, interest rate, swaps and foreign currency swaps.”

6.  Revise the seventh paragraph so as to disclose the Fund’s liquidity policy, i.e., disclose the maximum amount of Fund assets that may be invested in illiquid securities.

In response to the Staff’s comment, pages i, 3, 13 and 51 of the Registration Statement have been revised to state the following:

“The Fund may invest up to 50% of its Managed Assets in securities that are considered illiquid.  “Illiquid securities” are securities which cannot be sold within seven days in the ordinary course of business at approximately the value used by the Fund in determining its net asset value.”

7.  Disclosure captioned “Prospectus Summary — Limited Term” states that the Fund will dissolve on May 31, 2020 and that: “Prior to such dissolution, the board of trustees will consider whether it is in the best interests of shareholders to terminate and dissolve the Fund.  If the board of trustees determines that under the circumstances, termination and dissolution of the Fund on or about May 31, 2020 would not be in the best interests of shareholders, the board of trustees will present an appropriate amendment to the Agreement and Declaration of Trust at a regular or special meeting of shareholders.”  Replace the word “dissolve” with “liquidate.”  Further, add disclosure which clarifies whether or not a shareholder vote is required, how long an extension may last, the circumstance giving rise to the need to consider an extension, and the nature, limitations or conditions, if any, likely to accompany any extension.

In response to the Staff’s comment, the Fund notes “dissolve” is a term used under the Delaware Statutory Trust Act.  Under the Delaware Statutory Trust Act, “dissolution” is an event that occurs once on a particular date.  “Liquidation” is a process that follows dissolution and lasts for a period of time, without limitation. The Fund respectfully submits that “dissolve” is more appropriate than “liquidate” under the Delaware Statutory Trust Act.

Additionally, in response to the Staff’s comment, pages 4 and 43 of the Registration Statement have been revised to state the following:

“Pursuant to the Agreement and Declaration of Trust, prior to the date of dissolution a majority of the board of trustees, with the approval of a majority of the shareholders entitled to vote (as defined in the Investment Company Act) may extend the life of the Fund.  If approved the dissolution date of the Fund may be extended by a period of two years or such shorter time as may be determined.  However, the dissolution date of the Fund may be extended an unlimited number of times.  In determining whether to extend the dissolution date of the Fund, the board of trustees may consider the inability to sell the Fund’s assets in a time frame consistent with dissolution due to lack of market liquidity or other extenuating circumstances. Additionally, the board of trustees may determine that market conditions are such that it is reasonable to believe that with an extension the Fund’s remaining assets will appreciate by an amount that is meaningful relative to the cost and expense of continuing the operation of the Fund.

The Fund intends to maintain a seven year reinvestment period.  After the reinvestment period, the Fund will stop reinvesting principal proceeds generated by maturities, prepayments and sales of investments.  Principal proceeds after the reinvestment period may be distributed on a pro-rata among the Fund’s common shareholders, preferred shareholders and lenders, subject to any terms of any borrowing or preferred share issuance.  Principal proceeds distributed to shareholders may constitute tax-advantaged returns of capital for U.S. federal income tax purposes.  See “Tax Matters.”

8.  Disclosure captioned “Prospectus Summary — Leverage” states that the fee paid to the adviser is based on managed assets and that: “This means that the Adviser may have a financial incentive to increase the Fund’s use of leverage.”  Disclose that this fee structure constitutes an inherent conflict of interest.

In response to the Staff’s comment, pages 6 and 45 of the Registration Statement have been revised to state the following, with corresponding revisions throughout the Registration Statement:

“During periods when the Fund is using leverage, the fees paid to the Adviser for advisory services and to ALPS (defined below) for administrative services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage. As such, the Adviser may have a financial incentive to increase the Fund’s use of leverage, which constitutes an inherent conflict of interest.”

9.  Add disclosure to the discussion captioned “Leverage” that discloses the maximum amount the Fund may leverage in all forms, including reverse repurchase agreements, preferred securities, note issuances, etc…  Also, disclose that debt and preferred shareholders do not pay the advisory fee, which is borne exclusively by common shareholders.

In response to the Staff’s comment, page 45 of the Registration Statement has been revised to state the following:

“The Fund may utilize leverage up to the limits imposed by the Investment Company Act.  Under the Investment Company Act, the Fund may utilize leverage in the form of preferred shares in an aggregate amount of up to 50% of the Fund’s Managed Assets and may utilize leverage in the form of borrowings in an aggregate amount of up to 33 1/3% of the Fund’s Managed Assets.  However, the Fund intends to issue preferred shares with an aggregate liquidation preference of up 33 1/3% of its Managed Assets at the time the preferred shares are issued.”

In response to the Staff’s comment, page 45 of the Registration Statement has been revised to state the following:

“In addition, the fees paid to the Adviser and ALPS are borne exclusively by common shareholders. Preferred shareholders and any lenders to the Fund will not bear any expenses of the Fund.”

10.  If the term “private equity” appearing under the sub-caption Prospectus Summary — Investment Adviser” includes what are also referred to as hedge funds, clarify that fact in the disclosure.

In response to the Staff’s comment, pages 6 and 64 of the Registration Statement have been revised to state the following:

“As of December 31, 2009, GSO’s asset management operation had aggregate assets under management of approximately $24 billion across multiple strategies within the leveraged finance marketplace, including leveraged loans, high yield bonds, distressed and mezzanine debt, private equity and hedge funds.”

11.  Revise the disclosure sub-captioned “Prospectus Summary — Administrator” to indicate that the advisors fee goes up with leverage.

In response to the Staff’s comment, pages 6 and 68 of the Registration Statement have been revised to state the following:

“ALPS is entitled to receive a monthly fee at the annual rate of 0.15% of the average daily value of the Fund’s Managed Assets, subject to minimum annual fee of $350,000, plus out-of-pocket expenses. During periods when the Fund is using leverage, the fees paid to ALPS will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage.”

12.  Disclosure captioned “Prospectus Summary — Special Risk Considerations” states that: “The Adviser currently manages structured products and acts as an investment manager for managed accounts but as an entity has limited experience managing a registered investment management company other than the Fund.”  (Emphasis added.)  This statement appears more than once in the document.  In light of the underlined clause, clarify the disclosure so as to indicate that the adviser’s has no experience managing a registered fund.

In response to the Staff’s comment, pages 8 and 48 of the Registration Statement have been revised to state the following:

“The Adviser currently manages structured products and acts as an investment adviser for managed accounts but as an entity does not have any experience in managing registered investment companies other than the Fund.”

13.  The last paragraph of the discussion sub-captioned “Senior Loans Risk” discusses assignment and participations.  Add disclosure which describes the sellers of participations, and whether the advisor does any risk analysis prior to entering into these arrangements.

In response to the Staff’s comment, pages 11 and 50 of the Registration Statement have been revised to state the following:

“Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions.  The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a Senior Loan through a participation. The Adviser has established a risk and valuation committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the risk and valuation committee of the Adviser. The factors considered by the committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.”

14.  The discussion sub-captioned “Structured Products Risk” discusses CDOs, CBOs, CLOs and other instruments.  The discussion in the fourth paragraph indicates that the Fund’s investment in these products is based upon the movement of one or more factors, including deflators.  Confirm that the senior loans are not based upon multiple factors including deflators; otherwise the disclosure should be revised.

In response to the Staff’s comment, the Fund confirms that Senior Loans are not based on the movement of multiple factors, including deflators.  In addition, the Fund notes that it has removed disclosure regarding collateralized debt obligations (“CDOs”) and collateralized bond obligations (“CBOs”) from the Registration Statement.  The Fund does not intend to invest in CDOs or CBOs.

15.  If the Fund will invest in securities of companies that have a lending or borrowing relationship with GSO Blackstone, revise the discussion sub-captioned “Potential Conflicts of Interest Risk” to disclose the conflict and the risks.

In response to the Staff’s comment, pages 21 and 56 of the Registration Statement have been revised to state the following:

“In addition, the Investment Company Act limits the Fund’s ability to enter into certain transactions with certain GSO or Blackstone affiliates. As a result of these restrictions, the

Fund may be prohibited from buying or selling any security directly from or to any portfolio company of a private equity fund managed by Blackstone, GSO or one of its affiliates. However, the Fund may under certain circumstances purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the Adviser between the interests of the Fund and the portfolio company, in that the ability of the Adviser to recommend actions in the best interest of the Fund might be impaired. The Investment Company Act also prohibits certain ‘‘joint’’ transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.”

16.  The fourth paragraph under the sub-caption “Leverage Risk” states that: “Although the Fund does not have any immediate intention to do so, the Fund may in the future issue preferred shares as a form of financial leverage.”  (Emphasis added.)  Define the underlined term.  If the Fund my issue preferred in the upcoming year, the fee table needs to reflect the costs.

In response to the Staff’s comment, the fee table has been revised to include the cost of preferred shares.  In addition, in response to the Staff’s comment, pages i, 5, 15, 33, 45, 52 and 72 of the Registration have been revised to state the following with corresponding revisions throughout the Registration Statement:

“The Fund currently anticipates utilizing leverage in an aggregate amount of up to 33 1/3% of its Managed Assets at the time the leverage is incurred in order to buy additional securities.  The Fund currently anticipates that it will issue preferred shares and it may also borrow funds from banks and other financial institutions and issue notes.”

17.  Later disclosure states that: “Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements.”  Indicate whether these covenants will have any affect on the Fund’s ability to achieve its investment objective.

In response to the Staff’s comments, pages 17 and 54 of the Registration Statement have been revised to state the following:

“The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the preferred shares or short-term debt securities issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act. Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. These covenants and restrictions may negatively affect the Fund’s ability to achieve its investment objectives.”

18.  Disclosure sub-captioned “Senior Loan Based Derivatives Risk” discusses the Select Aggregate Market Index instruments.  Advise the staff how a SAMI issuer is exempt or excepted from the 1940 Act.  If that relief is based on §3(c)(2) or §3(c)(7), disclosure may need to be added to the fee table.

In response to the Staff’s comment, the Registration Statement has been revised to remove disclosure regarding Select Aggregate Market Index Instruments (“SAMIs”).  The Fund does not intend to invest in SAMIs.

19.  We have the following concerns regarding the Fund’s fee table:

•                  the fee table is substantially blank, as is certain other financial information elsewhere in the filing.  We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

•                  confirm that the line item, “Offering expenses borne by the Fund,” includes all the cost of issuing debt, and

•                  move the footnotes appearing after “Annual Expenses” so as to follow the Example.

In response to the Staff’s comment, the Fund has provided financial information in the fee table and has moved the footnotes appearing after “Annual Expenses” so as to follow the Example.  Furthermore, the line item “Offering expenses borne by the Fund,” does not include the cost of issuing debt.  However, the Fund has inserted a line item to account for the cost of issuing preferred shares entitled “Preferred share offering expenses borne by the Fund (as a percentage of offering price)”.

20.  Disclosure sub-captioned “The Fund’s Investments — Investment Strategies” states that: “The Fund may also invest in swaps, including total return, interest rate, foreign currency swaps and credit derivatives.”  Revise this disclosure so as to list the credit derivatives.

In response to the Staff’s comment, pages 3, 23, 32 and 58 of the Registration have been revised to state the following:

“The Fund may also invest in swaps, single name credit default swaps, single name loan credit default swaps, total return swaps, interest rate swaps and foreign currency swaps.”

21.  Disclosure sub-captioned “The Fund’s Investments — Pre-Funded Letter of Credit Loans” discusses these instruments.  Add disclosure that more clearly describes these instruments and the Fund’s involvement.  For example, clarify whether the Fund invests in these instruments or borrows under the arrangement.  Discuss the risks to the Fund stemming from its involvement with these instruments.

In response to the Staff’s comment, page 35 of the Registration has been revised to state the following:

“The Fund may purchase a prefunded letter of credit term loan (a “prefunded L/C loan”)….When the Fund purchases a prefunded L/C loan, the proceeds of the purchase are deposited in a collateral account, which backs an L/C loan by the agent bank to the Borrower to support trade or other financing.  The Fund typically receives interest on the cash collateral account equal to LIBOR.  In addition, the Fund may also receive a fee, typically similar to the spread paid on the Borrower’s institutional loan. Participations by the Fund in a prefunded L/C loan typically will result in the Fund having a contractual relationship only with the agent bank, not with the Borrower.  As a result, the Fund may have the right to receive interest, fees and any repayments, if any, to which it is entitled only from the agent bank selling the participation and only upon receipt by the agent bank of such payments from the Borrower.   In connection with purchasing the participation in a prefunded L/C loan, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the prefunded L/C loan. As a result, the Fund may assume the credit risk of both the Borrower and the agent bank selling the participation in a prefunded L/C loan.  In the event of the insolvency of the agent bank selling a participation in a prefunded L/C loan, the Fund may be treated as a general creditor of such agent bank. The agent bank will likely conduct its principal business activities in the banking, finance and financial services industries.  Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Reserve Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.”

22.  Disclosure sub-captioned “Portfolio Composition” lists a number of investments as to which it is said that: “The Fund’s portfolio will be composed principally of the following investments.”  The list includes, among other items, subordinated loans, senior loan based derivatives, CBOs, CLOs, and equity securities.  Explain why these securities are deemed to be senior securities.  With respect to the CBOs and CLOs, indicate the types of assets or collateral ultimately underlying the instruments and, as with the CBOs as to which the Fund normally expects to invest in the lowest tranche, indicate the rate of default that will eliminate or consume the collateral backing the lowest tranches of CBOs and CLOs.

In response to the Staff’s comment, the Registration Statement has been revised to remove disclosure regarding CBOs.  The Fund does not intend to invest in CBOs.  In addition, the Fund notes that up to 20% of its Managed Assets may be invested in instruments that are not Senior Loans, including Subordinated Loans, CLOs and equity securities.

Furthermore, in response to the Staff’s comment, page 38 of the Registration has been revised to state the following:

“A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”) created to reapportion the risk and return characteristics of a pool of assets.  While the assets underlying CLOs are typically Senior Loans, the assets may also include (i) Subordinated Loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in Senior Loans.  When investing in CLOs, the Fund will not invest in equity tranches, which are the lowest tranche.”

23.  Disclosure under this sub-caption also states that: “The participation by the Fund in a lender’s portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such lender, not with the Borrower.”  For purposes of concentration does the Fund consider the seller of the participation as being the issuer or the underlying debtor company, or both?

In response to the Staff’s comment, page 35 of the Registration Statement has been revised to state the following:

“When purchasing loan participations, the Fund assumes the credit risk of both the Borrower and the institution that sells the participation.”

24.  Disclosure sub-captioned “The Fund’s Investments — Senior Loan Based Derivatives” states that: “The Fund may obtain exposure to Senior Loans through the use of derivative instruments, which have recently become increasingly available.  The Adviser may utilize these instruments and similar instruments that may be available in the future.”  Add this disclosure to the summary.  The next sentence states: “The Fund currently intends to invest in a derivative instrument known as a Select Aggregate Market Index (“SAMI”), which provides investors with exposure to a reference basket of Senior Loans.”  (Emphasis added.)  Clarify what is meant by the underlined clause.  For example, will the Fund sell, sponsor, or originate these instruments, may it incur liability in connection with its investment in these instruments, and are the Fund and its shareholders taking on substantial additional risks with these instruments.  In this connection, we note that the last sentence of this paragraph states that: “The potential loss on derivative instruments may be substantial relative to the initial investment therein.”

In response to the Staff’s comment, the Registration Statement has been revised to remove disclosure regarding SAMIs.  The Fund has no intention to invest in SAMIs.

25.  The next discussion sub-captioned “The Fund’s Investments — Collateralized Bond Obligations” discloses that: “The Fund may invest in collateralized bond obligations (“CBOs”), which are structured securities backed by a diversified pool of high yield, public or private debt securities.”  If these instruments constitute in whole or in part repackaged obligations from other high risk pools, add appropriate risk disclosure.  Add similar disclosure, as appropriate, regarding the Fund’s other similar investments.  Explain to the staff whether the issuer of these obligations is subject to the registration requirements of the 1940 Act.

In response to the Staff’s comment, the Registration Statement has been revised to remove disclosure regarding CBOs.  The Fund has no intention to invest in CBOs.

26.  The next discussion sub-captioned “The Fund’s Investments — Collateralized Loan Obligations” states that the assets are “typically Senior Loans.”  Add disclosure regarding the other types of obligations that may be used, and clarify that the following two clauses used in the paragraph are referring to the same thing, i.e., the assets underlying the bond obligation: “collateral supporting the various debt tranches,” and “pool of debt securities.”

In response to the Staff’s comment, page 38 of the Registration Statement has been revised to state the following:

“A CLO is a financing company (generally called a Special Purpose Vehicle or “SPV”) created to reapportion the risk and return characteristics of a pool of assets.  While the assets underlying CLOs are typically Senior Loans, the assets may also include (i) Subordinated Loans, (ii) debt securities that are rated below investment grade, (iii) debt tranches of other CLOs and (iv) equity securities incidental to investments in Senior Loans.  When investing in CLOs, the Fund will not invest in equity tranches, which are the lowest tranche.”

Additionally, in response to the Staff’s comment, the Fund confirms that “collateral supporting the various debt tranches” and “pool of debt securities” in the sub-caption of “The Fund’s Investment — Collateralized Loan Obligations” are equivalent.

27.  A later discussion sub-captioned “Credit-Linked Notes” discloses that: “The Fund may invest in credit-linked notes for risk management purposes, including diversification.”  (Emphasis added.)  The Fund is non-diversified.  Please revise the disclosure and use another term.  Also, see our comment on similar disclosure in connection with comment # 26 above.

In response to the Staff’s comment, page 40 of the Registration Statement has been revised to state the following:

“The Fund may invest in credit-linked notes for risk management purposes.”

28.  Disclosure sub-captioned “The Fund’s Investments — New Securities and Other Investment Techniques” states that: “New types of securities and other investment and hedging practices are developed from time to time.”  “In addition, the Adviser may use investment techniques and instruments that are not specifically described herein.”  Delete this disclosure.

In response to the Staff’s comment, page 42 of the Registration Statement has been revised to remove this disclosure.

29.  Disclosure captioned “Leverage” states that: “Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of the leverage, will be borne entirely by the holders of common shares.” Add disclosure at an appropriate location to the effect that all cost and expenses related to any form of leverage used by the Fund will be borne entirely by common shareholders.

In response to the Staff’s comment, pages 5 and 45 of the Registration Statement have been revised to state the following:

“All costs and expenses related to any form of leverage used by the Fund will be borne entirely by common shareholders.”

30.  Disclosure in the second paragraph under this caption states that: “Under the Investment Company Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the liquidation value of the outstanding indebtedness . . .”  (Emphasis added.)  Either explain to the staff why the underlined term should be understood to convey the same meaning as the term asset coverage used in the 1940 Act  or change this clause, consistent with the 1940 Act, to indicate that total assets will equal 300% of senior securities or senior securities and involuntary liquidation value.

In response to the Staff’s comment, page 46 of the Registration Statement has been revised to state the following:

“Under the Investment Company Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33 1/3% of the Fund’s Managed Assets).”

31.  Disclosure sub-captioned “Credit Facility” states that: “The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses.”  (Emphasis added.)  Add disclosure that describes the pledge, including whether all Fund assets may be pledged to secure a borrowing, and whether the Fund’s custodian retains possession of the Fund’s assets.  Confirm that the custodian will not be an affiliate of the Fund.

In response to the Staff’s comment, page 46 of the Registration Statement has been revised to state the following:

“The Fund may be required to pledge some or all its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets of the pledge, including those that are pledged.  The Fund’s custodian is not an affiliate of the Fund, as such term is defined in the Investment Company Act.”

32.  Revise the disclosure captioned “How the Fund Manages Risk,” consistent with the Fund’s objective of preserving capital, regarding how it will manage the risks associated with many of the Fund’s investments and strategies.

In response to the Staff’s comment, page 64 of the Registration Statement has been revised to state the following:

“General Risk Management

The secondary investment objective of the Fund is to seek preservation of capital, consistent with its primary goal of high income. The Adviser expects to achieve this objective through a disciplined approach to its credit investment selection process in which the credit ratings of a Borrower are not considered to be the sole or determinative factor of selection.  Credit selection will focus on Senior Loans which are adequately or over-collateralized and covered by sufficient earnings and cash flow to service such indebtedness on a timely basis. The risks associated with investments in Senior Loans and other below investment grade investments will be mitigated by the Adviser’s careful selection of Borrowers across a broad range of industries and of varying characteristics and return profiles, as well as active management of such investments in light of current economic developments and trends. Additionally, the Adviser has established procedures for the regular and periodic monitoring of credit risk with a goal toward the early identification, and sale, of potential credit problems. This monitoring process will include, but not be limited to, the Borrower’s financial resources and operating history, comparison of current operating results with the initial investment thesis and the Adviser’s initial expectations for the performance of the obligor for each investment held by the Fund, the Borrower’s sensitivity to economic conditions, the ability of the Borrower’s management, the Borrower’s debt maturities and borrowing requirements, the Borrower’s interest and asset coverage, and relative value based on anticipated cash flow. The Adviser will develop a “watch list” requiring that any significant concerns which could result in potential for credit loss be elevated to review by the Investment Committee of the Adviser. Finally, the Adviser’s personnel are experienced in corporate reorganizations, work-outs and restructurings with the goal of maximizing recovery in the event of bankruptcy or serious financial failings or default of a Senior Loan or investment held by the Fund.  Moreover, because of the attributes of a Senior Loan and its position in a Borrower’s capital structure, Senior Loans are distinguishable from, and typically have more favorable recovery rates than, other securities of below investment grade credit quality.

Similar to Senior Loans, the Adviser adheres to a disciplined approach with respect to the Fund’s investments in structured products, which will primarily consist of CLOs.  The Adviser’s personnel includes a dedicate structured products team, which focuses on the selection and subsequent monitoring of investments in structured products.  To the extent possible, the Adviser will select structured products which are well structured and collateralized by portfolios of primarily Senior Loans that the Adviser believes to be of sufficient quality, diversity and amount to support the structure and fully collateralize the tranche the Fund is investing in. Once approved for investment, the structured product is monitored by a structured product investment analyst who reviews the expected performance of the underlying investments.”

33.  The discussion captioned “Management of the Fund — Investment Adviser” discloses that Blackstone acquired a controlling interest in GSO in 2008, that the adviser is a wholly owned subsidiary of GSO and that GSO is Blackstone’s credit platform.  Add disclosure which explains to the staff the remainder of the ownership structure of GSO, from whom GSO was acquired, and the names on which the acronym is based.

In response to the Staff’s comment, page 64 of the Registration Statement has been revised to state the following:

“In 2005, Messrs. Bennett J. Goodman, Tripp Smith and Douglas I. Ostrover (the “Founders”) founded GSO, and the firm’s name is based on the first initial of each of the Founders’ last names.  GSO is a credit focused alternative asset manager and manages multi-strategy credit opportunity funds, mezzanine funds, senior debt funds, rescue financing funds and various senior debt vehicles.  In March 2008, Blackstone acquired a controlling interest in GSO from the Founders, who retained the remaining interest in GSO.  The GSO funds were, prior to March 2008, managed independently from Blackstone and are presently managed on a day-to-day basis separately from the rest of Blackstone. In connection with the acquisition by Blackstone, GSO essentially became the manager of the credit-oriented businesses at Blackstone, assuming managerial responsibility for Blackstone’s credit assets and investment team.”

34.  The third paragraph of the discussion sub-captioned “Management of the Fund — Investment Advisory Agreement” relates to the operation of the Fund’s management fee, specifically it is noted that the fee is based on managed assets.  Specify here and in the advisory agreement all of the transactions that represent borrowing, e.g., reverse repurchase agreements, and how the amount of borrowing is calculated.

In response to the Staff’s comment, page 67 of the Registration Statement has been revised to state the following:

“The Fund has agreed to pay the Adviser a management fee at an annual rate equal to 1.00% of the Fund’s Managed Assets.  Managed Assets means the total assets of the Fund (including any assets attributable to any preferred stock that may be outstanding or to money borrowed from banks or other financial institutions or issued notes for investment purposes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the express purposes of creating leverage).”

Additionally, in response to the Staff’s comment, the Fund does not intend seek leverage through dollor rolls or reverse repurchase agreements. In addition, the Fund confirms that corresponding revisions will be made in the Fund’s investment advisory agreement.

35.  Disclosure captioned “Net Asset Value” states that: “Short-term debt investments having a remaining maturity of 60 days or less when purchased may be valued at cost adjusted for amortization of premiums and accretion of discounts.”  (Emphasis added.)  Change the underlined term to “will” or explain to the staff who exercises the discretion to decide this matter.  Explain also whether the board has determined that amortized cost constitutes fair value.

In response to the Staff’s comment, page 68 of the Registration Statement has been revised to state the following:

“Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost adjusted for amortization of premiums and accretion of discounts.”

36.  Disclosure under the caption “Dividend Reinvestment Plan” indicates that if the market price of the common shares on the record date is equal to or exceeds 98% of the net asset value per share, the Fund will issue new common shares at a price equal to the greater of 98% of the net asset value per share . . . or . . .” 95% of market.  Reconcile this policy with the requirement under §23(b) of the 1940 Act.

In response to the Staff’s comment, the Fund respectfully submits that the requirements of section 23(b) of the Investment Company Act have been met because the terms of the Fund’s Dividend Reinvestment Plan which include the ability to issue shares at 98% of net asset value will have been approved by the Fund’s sole shareholder in accordance with 23(b)(2). We also note that the issuance of common shares as a dividend does not constitute a “sale” under the Securities Act.

37.  Disclosure under the caption “Description of Shares — Common Shares” indicates that: “Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of common shares owned by each respective shareholder.”  (Emphasis added.)  What provision of the charter or by-laws provides for this assessment?  If in your view, payments, set-offs, or share reductions pursuant to this provision, do not constitute offers or sales of a security under the Securities Act, pursuant to Rule 136 under the that Act, explain why not.  Explain how the Fund will comply with the Securities Act when an assessment is made, i.e., will the assessment be registered under the Securities Act and if not what exemption applies, and the method to be used to account for an assessment.  Further, explain whether in the event of an assessment resulting in an overstatement of the Fund’s net asset value and overpayment of the advisor, the adviser will refund such overpayment.

In response to the Staff’s comment, page 72 of the Registration Statement has been revised to remove this disclosure.  In addition, the Fund confirms that corresponding revisions have been made to the Fund’s Agreement and Declaration of Trust.

38.  The caption “Certain Provisions in the Agreement and Declaration of Trust” contains a discussion regarding certain 5% holder transactions.  Add disclosure to that discussion to indicate that holders of 5% or more of the Fund’s voting securities are Fund affiliates and thus subject to the prohibition in §§17(a) and (d) of the 1940 Act.

In response to the Staff’s comment, the Fund notes that the proposed Amended and Restated Agreement and Declaration Trust (the “Declaration of Trust”) of the Fund has been revised to no longer include approval of certain transactions with a 5% or greater holder of a class or series of shares.  The revised “Certain Provisions in the Agreement and Declaration of Trust” reflects the anti-takeover provisions in the Fund’s current Declaration of Trust.

39.  Disclosure in the third paragraph indicates that in connection with the conversion of the Fund to an open-end investment company, the declaration of trust requires the vote of a majority of the board of the trustees “followed by the favorable vote of the holders of a majority of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series.”  Explain to the staff how this vote by a majority of the outstanding shares is consistent with the vote required by §§13(a)(1) and 2(a)(42)?

In response to the Staff’s comment, page 73 of the Registration Statement has been revised to state the following:

“The Agreement and Declaration of Trust requires the affirmative vote or consent of at least seventy-five percent (75%) of the trustees and holders of at least seventy-five percent (75%) of the Fund’s shares (including common and preferred shares of beneficial interest) to authorize certain Fund transactions not in the ordinary course of business, including a merger or consolidation, issuance or transfer by the Fund of the Fund’s shares (except as may be pursuant to a public offering, the Fund’s dividend reinvestment plan or upon exercise of any stock subscription rights), a sale, transfer or other disposition of Fund assets, or any shareholder proposal regarding specific investment decisions, unless the transaction is authorized by both a majority of the trustees and seventy-five percent (75%) of the Continuing Trustees (in which case no shareholder authorization would be required by the Agreement and Declaration of Trust, but may be required in certain cases under the Investment Company Act). The Agreement and Declaration of Trust also requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of each class of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the trustees and seventy-five percent (75%) of the Continuing Trustees (in which case shareholders would have only the minimum voting rights required by the Investment Company Act with respect to the conversion). Also, the Agreement and Declaration of Trust provides that the Fund may dissolve prior to the dissolution date of May 31, 2020 upon the vote of a majority of the trustees. See ‘‘Risks-Anti-Takeover Provisions.’’”

40.  The caption “Underwriting — Other Relationships” discloses that: “The Adviser (and not the Fund) may pay certain qualifying underwriters a marketing and structuring fee, a sales incentive fee or additional compensation in connection with the offering.”  File the agreements as exhibits.

In response to the Staff’s comment, the Fund notes that it intends to file fee agreements with qualifying underwriters as exhibits to the Registration Statement.

Statement of Additional Information

41.  Disclosure under the caption “Investment Policies and Techniques - Cash Equivalents and Short-Term Debt Securities” states that: “For temporary defensive proposes or to keep cash on hand, the Fund may invest up to 100% of its Managed Assets in cash equivalents . . .”  (Emphasis added.)  Conform this disclosure to our earlier comments on this topic.  The types of short term securities the Fund may invest in for this purpose includes securities issued by the Federal Home Loan Banks and the Federal National Mortgage Association.  At an appropriate location, add risk disclosure regarding the recent turmoil experienced by these entities.

In response to the Staff’s comment, page 9 of the Statement of Additional Information has been revised to state the following:

“Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost adjusted for amortization of premiums and accretion of discounts.”

In addition, in response to the Staff’s comment, page 9 of the Statement of Additional Information has been revised to state the following:

“The recent economic crisis in the United States has negatively impacted government-sponsored entities, which include Federal Home Loan Banks and the Federal National Mortgage Association.  As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S mortgages have experienced extreme volatility, and in some cases a lack of liquidity.  Any Fund investments for temporary defensive purposes in securities issued by Federal Home Loan Banks and the Federal National Mortgage Association may ultimately lose value.  The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.”

42.  Disclosure under the caption “Investment Policies And Techniques - “When-Issued and Forward Commitment Securities” states that: “Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.”

If the risks and effect on the Fund’s net asset value are the same as occurs with respect to when-issued securities, explain the basis for treating these instruments differently.

In response to the Staff’s comment, page 11 of the Statement of Additional Information has been revised to state the following:

“The risks and effect of settlements in the ordinary course on the Fund’s net asset value are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”) . There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date.  This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date.  No income accrues to the Fund during the period from the Commitment Date to the Settlement Date.  On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of Senior Loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e. T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”).  For par loans, income accrues to the Buyer during the period beginning on the last date by which the Senior Loan purchase should have settled (T+7) to and including the actual settlement date.  Should settlement of a par Senior Loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the Senior Loan (this payment may be netted from the wire released on settlement date for the purchase price of the Senior Loan  paid by the Buyer).  In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement pro rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received.  Furthermore, the purchase of a Senior Loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

43.  Revise the discussion captioned “Management of the Fund” consistent with the requirements of revised Item 18.5, 18.6, and 18.17.  See, Investment Company Act Release No. 29092 (December 16, 2009).

In response to the Staff’s comment, page 14 of the Statement of Additional Information has been revised to state the following:

“The board of trustees is currently comprised of five trustees. Daniel H. Smith, Jr. serves as Chairman of the Board. Mr. Smith is an ‘‘interested person’’ of the Fund. The appointment of Mr. Smith as Chairman reflects the board of trustees’ belief that his experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations will provide the board of trustees with insight into the Fund’s business and activities and, with his access to appropriate administrative support, will facilitate the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings.              serves as Lead Independent Trustee. The Chairman will develop agendas for board meetings in consultation with the Lead Independent Trustee and preside at all meetings of the board of trustees. The Lead Independent Trustee, among other things, chairs executive sessions of the independent trustees, will serve as a spokesperson for the independent trustees and serves as a liaison between the independent trustees and the Fund’s management between board meetings. The independent trustees will meet regularly outside the presence of management and are advised by independent legal counsel. The board of trustees also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of non-interested trustees (who constitute a super-majority of the board of trustees’ membership) and the board of trustees’ general oversight responsibility. The board of trustees also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the non-interested trustees from management, including the Adviser, but also enhances the independent and orderly exercise of its responsibilities.”

In response to the Staff’s comment, page 14 of the Statement of Additional Information has been revised to state the following:

“Experience of Trustees

The trustees were selected to join the board of trustees based upon the following as to each trustee: his character and integrity; such person’s service as a member of other boards of directors; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a trustee; as to each trustee other than Mr. Smith, his status as not being an ‘‘interested person’’ as defined in the Investment Company Act; and, as to Mr. Smith, his role with GSO and The Blackstone Group L.P. (collectively with its affiliates, ‘‘Blackstone’’). No factor, by itself, was controlling. In addition to the information provided in the table included above, each trustee possesses the following attributes: Mr. D’Alelio, experience as an investment professional; Mr. Holland, experience as an investment professional and service as a board member of other registered management investment companies; Mr. Jasper, experience as an investment professional in the structured products market and experience concerning risk management; Mr. O’Neill, experience in accounting and working with auditors; Mr. Smith, as an executive and portfolio manager and leadership roles within GSO and Blackstone. References to the qualifications, attributes and skills of the trustees are pursuant to requirements of the SEC, do not constitute holding out of the board of trustees or any trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the board of trustees by reason thereof.”

In response the Staff’s comment, the table on page 13 of the Statement of Additional Information has been revised to disclose each trustee’s directorships of reporting companies during the last five years.

44.  Similarly, revise this discussion so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

In response the Staff’s comment, the tables on pages 13, 14 and 15 of the Statement of Additional Information have been revised to separate non-interested trustees from interested trustees.

45.  Revise the discussion sub-captioned “Codes of Ethics” to indicate whether the code of ethics permits personnel subject to the code to invest in securities, including securities that may be purchased or held by the Fund.

In response to the Staff’s comment, page 25 of the Statement of Additional Information has been revised to read as follows:

“The Fund’s code permits the Fund’s personnel to trade in securities, but prohibits insider trading and trades knowingly made within certain time frames of trades made by the Fund in the same securities.  The Adviser’s code permits the Adviser’s personnel to trade in securities, but not to trade in securities in which the Fund invests.”

46.  Revise the Item (e) of the fourth paragraph under the caption “Repurchase of Common Shares” to reflect the current hostilities taking place in Iraq, Afghanistan and Pakistan.

In response to the Staff’s comment, page 29 of the Statement of Additional Information has been revised to read as follows:

“(e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, excluding the current hostilities in Iraq, Afghanistan and Pakistan, to the extent this hostilities do not materially escalate,”

Part C

47.  The signature page of the filing must contain the signatures required by §6 of the Securities Act.

In response to the Staff’s comment, the Fund notes that the signature page of Amendment No. 1 does contain the signatures required by the Section 6 of the Securities Act.  Amendment No. 1 has been executed by the Fund, its principal executive officer, its principal financial officer and sole trustee.  The Fund further notes that additional trustees will be elected at the Fund’s organizational meeting and that consents of the proposed trustees have been filed as exhibits to Amendment No. 1.  The additional trustees will sign any amendments to the Registration Statement after they become trustees.

Please note that we have included certain changes to Amendment No. 1 to the Registration Statement other than those in response to the Staff’s comments.  Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes to the Registration Statement originally filed with the Commission on March 8, 2010.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP